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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                                      11/27/2002

HANARO EXPORTS ANIMATED 3-D FILM 'LAZY CAT DINGA' TO JAPAN

The following is a press release on the export of animated 3-D film, 'The Lazy Cat, Dinga' to Japan.

Hanaro Telecom, Inc. ('the Company' or 'Hanaro') announced that it signed a contract with MICO, an affiliated company of NHK, which would act as Hanaro's Japan agent for distribution of the Company's animated 3-D film, 'The Lazy Cat, Dinga' ('Dinga').

MICO, a well-known distributor of foreign entertainment programs and films, will be an official distributor of Dinga in Japan. Along with MICO, Kids Station, a Japan's animated film channel for kids, and Happienet Pictures, an affiliated company of Japan's largest toy company, Bandai, will be responsible for media business and distribution for Dinga respectively.

The three companies plan to employ a variety of promotional campaigns to increase recognition of the new character in the Japanese market.

Hanaro has been actively pursuing the animated character business in the domestic market since May, producing animated characters such as Dinga and Puco. The character products that the Company has produced include stuffed dolls and stationeries, totaling approximately 150 items. Additionally, Hanaro, in joint-project with Taff System, a 3-D sports game company, produced a 3-D action adventure game, 'Dinga-Adventure to the World of Bugs.' Furthermore, the Company is strengthening its domestic marketing of Dinga by having Asiana Airline play the animated film during every route.

Mr. Jong Myung Lee, Senior Executive Vice President of the Company, commented that "we expect that Dinga would work not only as another income generator, but as a great means to actively target the domestic internet contents industry."

'The Lazy Cat, Dinga,' a 3-D animated film of 33 series, is now available on www.hanaros.com and www.mydinga.com, an official homepage of Dinga.